02041468

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities, Inc.	0000946812
Exact name of registrant as specified in charter	Registrant CIK Number
Form 8-K dated June 14, 2002	333-43091/ 333-56[illegible]2
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

____
Name of Person Filing the Document (If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 14, 2002.

Bear Stearns Asset Backed Securities, Inc.

By: [signature]
Name: Jonathan Lieberman
Title: Senior Managing Director

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________________, 2002, that the information set forth in this statement is true and complete.

By: ________________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 14, 2002

Bear Stearns Asset Backed Securities, Inc.
(Exact name of registrant specified in Charter)

Delaware	333-56242	13-3836437
(State or other jurisdiction of incorporation)	(Commission) File Number)	(IRS Employer Identification No.)

383 Madison Avenue
New York, NY — 10179
(Address of principal executive offices) — Zip Code

Registrant's telephone, including area code: (212) 272-4095

Not Applicable
(Former name and former address, if changed since last report)

ITEM 5. Other Events

Filing of Supplemental Computational Materials

In connection with the proposed offering of the Bear Stearns Asset Backed Securities, Inc., Irwin Whole Loan Home Equity Trust 2002-A, Home Equity Loan-Backed Notes, Series 2002-A (the "Notes"), Bear, Stearns & Co. Inc., as the underwriter (the "Underwriter"), has previously prepared certain materials (the "Computational Materials", which have been previously filed with the Securities and Exchange Commission under Form 8-K on May 31, 2002) and prepared certain supplemental materials (the "Supplemental Computational Materials") for distribution to its potential investors. Although Bear Stearns Asset Backed Securities, Inc. (the "Company") provided the Underwriter with certain information regarding the characteristics of the mortgage loans (the "Mortgage Loans") in the related portfolio, the Company did not participate in the preparation of the Computational Materials or the Supplemental Computational Materials.

For purposes of this Form 8-K, "Computational Materials" and "Supplemental Computational Materials", collectively, shall mean the Series 2002-A term sheet, computer generated tables and/or charts displaying, with respect to the Notes, any of the following: yield; average life; duration, expected maturity; interest rate sensitivity; loss sensitivity; cash flow characteristics; background information regarding the Mortgage Loans; the proposed structure; decrement tables; or similar information (tabular or otherwise) of a statistical, mathematical, tabular or computational nature. The Supplemental Computational Materials are attached hereto as Exhibit 99.1.

ITEM 7. Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Exhibits:

99.1 The Irwin Whole Loan Home Equity Trust 2002-A Supplemental Computational Materials, filed on Form 8-K dated June 14, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES, INC.

Date: June 14, 2002

By: ________________________

Name: Jonathan Lieberman
Title: Senior Managing Director

INDEX TO EXHIBITS

Paper (P) or Exhibit No.	Description	Paper (P) or Electronic (E)
(99.1)	The Irwin Whole Loan Home Equity Trust 2002-A Supplemental Computational Materials, filed on Form 8-K dated June 14, 2002	P